Exhibits

Exhibit 12

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

(IN THOUSANDS OF DOLLARS, EXCEPT RATIO DATA)

	YEAR ENDED
	DEC. 26,	DEC. 28,	DEC. 29,	DEC. 30,	DEC. 31,
	2004	2003	2002	2001	2000
Fixed charges computation
Interest expense:
Net interest expense	$49,850	$68,715	$74,251	$98,872	$114,422
Plus capitalized interest	4,746	2,079	718	1,961	2,230
Gross interest expense	54,596	70,794	74,969	100,833	116,652
Proportionate share of interest expense of 50% owned persons
Interest component of rent expense	8,179	8,219	8,066	8,678	8,763
Total fixed charges	$62,775	$79,013	$83,035	$109,511	$125,415
Earnings computation
Income before income taxes and cummulative
effect of change in accounting principle of
unconsolidated company	$501,294	$463,014	$448,670	$307,399	$525,290
Add: fixed charges	62,775	79,013	83,035	109,511	125,415
Less: capitalized interest	(4,746)	(2,079)	(718)	(1,961)	(2,230)
Add: distributions in excess of (less than)
Earnings of investees	(25,674)	(23,855)	39,608	19,624	(36,353)
Total earnings as adjusted	$533,649	$516,093	$570,595	$434,573	$612,122
RATIO OF EARNINGS TO FIXED CHARGES	8.5:1	6.5:1	6.9:1	4.0:1	4.9:1